Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ballantyne of Omaha, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-116428 on Form S-1, No. 333-116739 on Form S-8, No. 333-03849 on Form S-8, and No. 333-22357 on Form S-3 of Ballantyne of Omaha, Inc. of our report dated March 27, 2006, with respect to the consolidated balance sheets of Ballantyne of Omaha, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule II, which report appears in the December 31, 2005 Annual Report on Form 10-K of Ballantyne of Omaha, Inc.

KPMG LLP

Omaha, Nebraska
March  28, 2006